Li-Cycle Reports First Quarter 2023 Operational and Financial Results; Announces Plans for a Significant European Recycling Hub with Glencore
Highlights
•Li-Cycle and Glencore to commence definitive feasibility study (DFS) to co-develop Portovesme Hub, expected to be largest resource recovery facility to produce key recycled critical battery materials in Europe;
•Advanced the construction of Rochester Hub, maintaining budget and schedule to commence commissioning in late 2023;
•Optimized North American Spoke network for battery material feed with solid operating performance; Advanced development of three European Spokes, with Germany start-up on track for mid-2023;
•Completed definitive agreement with VinES, the largest battery manufacturer in Vietnam;
•Progressed $375 million loan commitment from U.S. Department of Energy (DOE), with close on track for mid-2023; and
•Cash on hand of $409.2 million as of March 31, 2023.

TORONTO, ONTARIO (May 15, 2023) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), an industry leader in lithium-ion battery (LIB) resource recovery and the leading LIB recycler in North America, today announced financial and operating results for its first quarter ended March 31, 2023. Revenues from product sales and recycling services before fair market value adjustments were $7.7 million, which increased from $3.6 million in the same period of 2022. Total revenues were $3.6 million, compared with $8.0 million last year, and included an unfavorable non-cash fair market value metal pricing impact of $4.1 million, driven by a decline in cobalt and nickel prices, versus a benefit of $4.4 million in the prior year.

“As we indicated at the end of March, we continue to deliver on our strategic objectives and further Li-Cycle’s position as a leading pure-play resource recovery player in the battery supply chain. In North America, our operational Spokes continue to demonstrate strong production results to provide the future feed to our Rochester Hub, which remains on track to commence commissioning in late 2023,” said Ajay Kochhar, Li-Cycle’s President and Chief Executive Officer.

“Consistent with our strategy, we are extending the modular approach deployed in North America to Europe. With three Spokes in development, supported by numerous commercial contracts, we are excited to proceed with the next step in our strategy of ‘closing the loop’. Building on our strong partnership with Glencore, we plan to jointly study the feasibility of a European Hub that is expected to be the largest source of recycled battery-grade lithium, nickel, and cobalt in the continent. The development plan leverages Glencore’s existing metallurgical site, at Portovesme, in Sardinia, Italy, to process up to 50,000 to 70,000 tonnes of black mass annually, or the equivalent of up to 600,000 electric vehicles.”

Commercial Arrangements

On April 12, 2023, Li-Cycle and VinES, the largest battery manufacturer in Vietnam, signed a definitive agreement for a long-term recycling relationship. From 2024, Li-Cycle will become the strategic and preferred recycling partner for Vietnamese-sourced battery materials of VinES. The agreement further contemplates the possible construction of a dedicated Spoke located close to the VinES manufacturing site in Vietnam. An investment decision regarding the dedicated Spoke facility is expected to be made in 2025. In the meantime, Li-Cycle will process VinES material utilizing Li-Cycle’s North American Spoke network.

Global Network Expansion Update

We continued to make great progress developing and operationalizing our network growth plans in both North America and Europe.

The Rochester Hub has continued to make significant strides on construction milestones, with procurement of long lead process equipment ahead of schedule and detailed engineering largely completed. The project remains on schedule for commissioning in late 2023 with construction costs within budget, trending at the higher end of the $486 million to $560 million range.

On May 9, 2023, Li-Cycle announced the Company has signed a Letter of Intent with Glencore, one of the world's largest globally diversified natural resource companies, to jointly study the feasibility of, and later, to develop a new Hub facility in Portovesme, Italy. The Hub would produce critical battery materials, including nickel, cobalt, and lithium from recycled battery content. Li-Cycle and Glencore will jointly commence a DFS for this project in mid-2023, with expected completion by mid-2024. Subject to final investment decision by the parties, the project would proceed to construction, with commissioning expected to commence in late 2026 to early 2027. Once operational, the Portovesme Hub is expected to have an annual processing capacity of up to 50,000 to 70,000 tonnes of black mass, or the equivalent of up to 600,000 electric vehicles.

Balance Sheet Position

At March 31, 2023, Li-Cycle had cash on hand of $409.2 million. During the quarter, the Company's capital spend was $86.3 million, primarily driven by purchases of equipment and construction materials for the Rochester Hub.

On February 27, 2023, the Company entered into a conditional commitment with the DOE for a loan of up to $375 million through its Advanced Technology Vehicles Manufacturing Program, in support of the Rochester Hub development. This strategic financing achieves the Company's goal of executing on debt financing that optimizes its capital structure and provides increased financial flexibility to fund future network growth plans. The Company is currently on track to close the transaction in mid-2023.

Financial Results for the Three Months Ended March 31, 2023

Revenues from product sales and recycling services before fair market value adjustments were $7.7 million, which increased from $3.6 million in the same period of 2022. The increase in product revenue was primarily attributable to the higher sales volume from the continued growth of the Company’s customer base, the expanding operations of the Company’s Spoke facilities, and the benefit of a higher sales value mix, partially offset by a reduction in market prices of cobalt and nickel. Total revenues were $3.6 million, compared with $8.0 million last year, and included an unfavorable non-cash fair market value metal pricing impact of $4.1 million versus a benefit of $4.4 million, respectively, driven by the decline in cobalt and nickel prices.

Operating expenses increased to $42.7 million versus $29.1 million in the same period of 2022, driven primarily by higher raw material and supply costs due to increased volume of production coupled with higher average material costs. In addition, other expenses were higher due to the expansion of the Company's global Spoke network and the construction of the Rochester Hub.

Net loss was $39.4 million, compared to $10.1 million in the same period of 2022, and included a fair value loss on financial instruments of $0.7 million and a gain of $14.9 million, respectively.

Adjusted EBITDA1 loss was $35.2 million, compared to a loss of $19.5 million in the same period of 2022, attributed to higher expenses in support of the Company’s expansion of the global Spoke network and the construction of the Rochester Hub. Additionally, non-cash share-based compensation decreased to $3.2 million from $7.0 million in the same period of 2022.

1 Adjusted EBITDA is not a recognized measure under IFRS. See Non-IFRS Financial Measures section of this press release, including for a reconciliation of adjusted EBITDA to net profit (loss).

Webcast and Conference Call Information

Company management will host a webcast and conference call on Monday, May 15, 2023, at 8:30 a.m. Eastern Time. The related presentation materials for the webcast and conference call will be made available on the investor section of the Li-Cycle website: https://investors.li-cycle.com/overview/default.aspx. Investors may listen to the conference call live via audio-only webcast or through the following dial-in numbers:

Domestic: (800) 579-2543
International: (203) 518-9783
Participant Code: LICYQ123
Webcast: https://investors.li-cycle.com

A replay of the conference call/webcast will also be made available on the Investor Relations section of the Company’s website at https://investors.li-cycle.com.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery-grade materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries, and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

Contacts

Investor Relations	Media
Nahla Azmy	Louie Diaz
Sheldon D'souza	Email: media@li-cycle.com
Email: investors@li-cycle.com

Non-IFRS Financial Measures
Adjusted EBITDA (loss)
The table below reconciles adjusted EBITDA (loss) to net loss:

	Three months ended
	March 31,
Unaudited - $ millions	2023	2022
Net loss	$(39.4)	$(10.1)
Income Tax	0.1	—
Depreciation	3.7	1.9
Interest expense	3.9	3.8
Interest income	(5.0)	(0.2)
EBITDA	(36.7)	(4.6)
Non-recurring costs	0.8	—
Fair value (gain) loss on financial instruments¹	0.7	(14.9)
Adjusted EBITDA (loss)	$(35.2)	$(19.5)

¹ Fair value (gain) loss on financial instruments relates to convertible debt, and to warrants, which were redeemed and no longer outstanding as of March 31, 2022.

Li-Cycle reports its financial results in accordance with the International Financial Reporting Standards (“IFRS”). The Company makes references to certain non-IFRS measures, including adjusted EBITDA. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of the Company’s results of operations from management’s perspective. Accordingly, it should not be considered in isolation nor as a substitute for the analysis of the Company’s financial information reported under IFRS. Adjusted EBITDA is defined as earnings before depreciation and amortization, interest expense (income), income tax expense (recovery) adjusted for items that are not considered representative of ongoing operational activities of the business and items where the economic impact of the transactions will be reflected in earnings in future periods. Adjustments relate to fair value (gains) losses on financial instruments and certain non-recurring expenses. Foreign exchange (gain) loss is excluded from the calculation of Adjusted EBITDA.

Cautionary Notes - Forward-Looking Statements and Unaudited Results

Certain statements contained in this press release may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “believe”, “may”, “will”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “could”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this press release include but are not limited to statements about: the expectation regarding the commencement and completion of a definitive feasibility study with Glencore to co-develop the Portovesme Hub; the expectation that the Portovesme Hub would be the largest resource recovery facility to produce key recycled critical battery materials in Europe, with the processing capacity of approximately 50,000 to 70,000 tonnes of black mass per year; the expectation regarding the start-up of Germany Spoke; the expectation that Li-Cycle will continue to further its position as a leading pure-play resource recovery player in the battery supply chain; the expectation that, from 2024, Li-Cycle will become VinES’ strategic and preferred recycling partner for VinES’ Vietnamese-sourced battery materials; the expectation regarding the possible construction of a dedicated Spoke located close to VinES’ manufacturing site in Vietnam; the expectation that an investment decision regarding the dedicated Spoke facility in Vietnam will be made in 2025; the expectation that, subject to final investment decision by the parties, the Portovesme Hub project would proceed to construction, with commissioning expected to commence in late 2026 to early 2027; the expectation that the Portovesme Hub would produce critical battery materials, including nickel, cobalt, and lithium from recycled battery content; Li-Cycle’s expectation that it will receive a loan of up to $375 million from the DOE, and that the transaction will close in mid- 2023; and the timing of expected commencement of commissioning of the Rochester Hub and its construction costs. These statements are based on various assumptions, whether or not identified in this communication, including but not limited to assumptions regarding the timing, scope and cost of Li-Cycle’s projects; the processing capacity and production of Li-Cycle’s facilities; Li-Cycle’s ability to source feedstock and manage supply chain risk; Li-Cycle’s ability to increase recycling capacity and efficiency; Li-Cycle’s ability to obtain financing on acceptable terms; Li-Cycle’s ability to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners; general economic conditions; currency exchange and interest rates; compensation costs; and inflation. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Li-Cycle’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Li-Cycle’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Rochester Hub, and other future projects including its Spoke network expansion projects in a timely manner or on budget or that those projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on acceptable terms or at all when it needs them; Li-Cycle expects to continue to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavorable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events; failure to protect or enforce Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” and “Key Factors Affecting Li-Cycle’s Performance” in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

Li-Cycle assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessments as of any date subsequent to the date of this press release.

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of financial position
	March 31,	December 31,
Unaudited $ millions, as at	2023	2022

Assets
Current assets
Cash and cash equivalents	$409.2	$517.9
Accounts receivable	3.7	4.3
Other receivables	5.7	10.0
Prepayment and deposits	78.2	95.2
Inventories	5.1	8.3
	501.9	635.7

Non-current assets
Plant and equipment	295.6	210.4
Right-of-use assets	49.0	50.8
Other assets	4.1	4.2
	348.7	265.4
Total assets	$850.6	$901.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$53.5	$75.9
Lease liabilities	5.5	5.6
	59.0	81.5
Non-current liabilities
Lease liabilities	46.9	48.3
Convertible debt	282.3	272.9
Restoration provisions	0.4	0.4
	329.6	321.6
Total liabilities	388.6	403.1

Equity
Share capital	775.4	772.4
Other reserves	19.1	18.7
Accumulated deficit	(332.4)	(293.0)
Accumulated other comprehensive loss	(0.3)	(0.3)
Equity attributable to the Shareholders of Li-Cycle Holdings Corp.	461.8	497.8
Non-controlling interest	0.2	0.2
Total equity	462.0	498.0
Total liabilities and equity	$850.6	$901.1
The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of loss and comprehensive loss

Unaudited $ millions except for per share amounts, for the three months ended March 31,	2023	2022

Revenue
Product sales	$3.1	$7.7
Recycling services	0.5	0.3
	3.6	8.0

Expenses
Employee salaries and benefits	14.8	10.3
Share-based compensation	3.2	7.0
Office, administrative and travel	4.5	3.1
Professional fees	3.0	3.2
Raw materials and supplies	8.7	1.1
Depreciation	3.7	1.9
Plant facilities	1.9	0.9
Marketing	0.7	0.6
Freight and shipping	0.8	0.3
Research and development	0.5	0.5
Change in finished goods inventory	(0.9)	0.2
Other	1.8	—
Operating expenses	42.7	29.1

Loss from operations	(39.1)	(21.1)

Other income (expense)

Interest income	5.0	0.2
Interest expense and other costs	(4.5)	(4.1)
(Loss) gain on financial instruments	(0.7)	14.9
	(0.2)	11.0

Net loss before taxes	(39.3)	(10.1)
Income tax	0.1	—
Net loss	$(39.4)	$(10.1)

Net loss attributable to
Shareholders of Li-Cycle Holdings Corp.	$(39.4)	$(10.1)
Non-controlling interest	—	—
Net loss and comprehensive loss	$(39.4)	$(10.1)

Loss per common share - basic and diluted	$(0.22)	$(0.06)

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of cash flows

Unaudited $ millions, for the three months ended March 31,	2023	2022
Operating activities
Net loss for the period	$(39.4)	$(10.1)
Items not affecting cash
Share-based compensation	3.2	7.0
Depreciation	3.7	1.9
Foreign exchange loss on translation	0.2	0.3
Loss (gain) on financial instruments	0.7	(14.9)
Interest expense	4.0	3.8
Interest paid	(1.0)	(0.5)
Interest received	5.3	0.2
Interest income	(5.0)	(0.2)
	(28.3)	(12.5)
Changes in non-cash working capital items
Accounts receivable	0.6	(5.9)
Other receivables	4.1	(0.1)
Prepayments and deposits	(3.3)	(7.8)
Inventories	3.2	(2.0)
Accounts payable and accrued liabilities	3.0	9.5
Cash used by operating activities	(20.7)	(18.8)

Investing activities
Purchases of plant and equipment	(106.6)	(17.5)
Prepaid equipment deposits	20.3	1.1
Cash used by investing activities	(86.3)	(16.4)

Financing activities
Repayment of lease principal	(1.7)	(1.1)
Cash used by financing activities	(1.7)	(1.1)

Net change in cash and cash equivalents	(108.7)	(36.3)
Cash and cash equivalents, beginning of the period	517.9	563.7
Cash and cash equivalents, end of the period	$409.2	$527.4

Non-cash investing activities
Purchase of plant and equipment in payables and accruals	$25.4	$4.6